VIA EDGAR AND OVERNIGHT DELIVERY

August 3, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C.  20549

Attn:                    Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare & Insurance

RE:                           Xencor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-36182

Dear Mr. Rosenberg:

We are writing in response to the follow up comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2017 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 1, 2017 (the “Form 10-K”) of Xencor, Inc. (the “Company” or “Xencor”).

Set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. We are sending the Staff a hard copy of this letter.

Staff Comments and Company Responses

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Collaborative Research and Licensing Agreements

Novartis, page 82

1.              Please provide an analysis of how you determined that future co-development funding for XmAb14045 and XmAb13676 was not priced at a significant and incremental discount. Include your consideration of the consequences of terminating your funding obligation. Refer to ASC 985-605-15-3(d).

Response:  The Company respectfully acknowledges the Staff’s comments and provides the following information as additional support for its accounting treatment.

As noted, the Collaboration and License Agreement (the “Agreement”) with Novartis BioMedical Research, Inc. (“Novartis”) provides that the two companies will co-develop the two drug candidates XmAb14045 and XmAb13676 and will share development costs equally. The two companies will agree on all development plans, budgets for the agreed upon plans, and the delegation of roles for specific tasks. The Agreement provides that each company will fund its share (50%) of the development costs incurred in co-developing each drug candidate.

The Agreement provides the Company with an option to opt out of its funding obligations for either or both of the two programs with written notice to Novartis. Upon notice to Novartis, the Company will be required to fund its share of development costs for a limited period following the date of such notice as provided for in Section 5 of the Agreement.  If the Company opts out of its co-development obligations for a program, it will relinquish its rights to the program including the right to revenue from commercialize sales of products in the United States and will receive a royalty on net sales by Novartis on its sale of such products in the United States.

At inception of the Agreement the Company determined that the co-development provision constituted a right of the Company to participate in co-development and not an obligation or separate deliverable under current accounting guidance. The Company also reviewed the guidance to determine if the co-development provisions and its right to opt-out of future co-development payments constituted a discount. The accounting guidance under ASC 985-605-15-3d outlines the provisions of when an arrangement includes a significant and incremental discount.

Under ASC 985-605-15-3d, a discount on the purchase of future products or services in connection with an arrangement is considered to be a significant and incremental discount if:

1.              The future discount is significant in the context of the overall transaction; and

2.              The future discount is incremental to the discounts, if any, inherent in the pricing of the other elements included in the transaction.

The Company determined that the future co-development funding for XmAb14045 and XmAb13676 was not priced at a significant and incremental discount. Additionally, the Company determined that the right to opt out of future development costs did not constitute a discount based on a review of the transaction and its expectations for future development activities and costs. At inception of the Agreement, the Company identified each of the deliverables under the arrangement and allocated the $150 million upfront payment to each deliverable using best estimate of selling price which was allocated using the relative selling price method. In this review and analysis, the Company did not identify any discounts for each of the separate deliverables in the arrangement. There were no discounts in the pricing of the separate deliverables identified by the Company in the transaction and, accordingly no future discount could be incremental to discounts in the original pricing. The Company also determined that any future discount would be insignificant in the context of the overall transaction which included a $150 million upfront payment. The Company believes that the factors related to the transaction support this conclusion. Specifically:

1.              Retaining certain rights to both programs, including the right to develop and to receive revenue from commercial product sales in the United States, was an important part of the negotiated terms with Novartis. XmAb14045 and XmAb13676 are the Company’s lead immune-oncology programs and the Company believes retaining ownership and future commercialization rights to potential product sales in the United States was critical to its future. Implicit in this value proposition is the intention of Company to incur the necessary development costs to advance each program irrespective of the Novartis Agreement. There is no discount to the expected costs that the Company would incur if it developed the programs independently from Novartis, i.e. the Company would incur the development costs anyway. There is also no discount to the total costs expected to be incurred by conducting the activities with Novartis; while Novartis will share in the development activities and costs, it will also reap the benefit of the development results and data from such activities which it will enable it to advance its development plans for the two programs.

2.              There are certain terms in the Agreement that provide the Company with insight into near term development activities and costs and, also budgetary control over its obligation to fund certain activities for each program. The Agreement requires that the two companies prepare near-term development plans with related budgets for a limited period of time as provided for in Section 5 of the Agreement and each company has equal input into such plans and projected spending. The financial costs for the programs are to be updated periodically with a rolling budget for a restricted period of time as provided for in Section 5 of the Agreement.

These provisions provide the Company with a level of control over future development costs as both companies must agree to each development plan and budget. This allows the Company some flexibility in limiting certain activities and costs that it does not want to fund.

This provision insures that the Company has insight and understanding of its share of projected costs for the current and observable future.

3.              In addition to opting out of all future development activities and costs, the Agreement allows the Company the flexibility of opting out of specific development activities without opting out of all future development for a program. The Agreement allows each company to conduct development activities and studies independent from the other company if there is disagreement about a specific project or study. If one company would like to conduct additional or supplemental studies that the other company does not want to participate or fund, the Agreement allows each company the right to conduct such studies and fund such efforts independent from the other party. This provision provides the Company with additional control over development activities and spending for the programs.

4.              If the Company elects to opt out of all future development for one of the programs, it would be required to fund its share of the development costs over a limited period of time as provided for in Section 5 of the Agreement. With the rolling budget that the Company will be involved in preparing and approving, the Company will have advance knowledge of projected development spending and its share of costs. This will allow the Company to review its upcoming funding obligation and determine if it wants to continue funding the program or opt out. The Company’s near-term share of development cost for a program for the required period after opting out of future development is not a material amount and it is not significantly incremental to its planned development funding for each program. This amount would also not be considered significant to the overall value of the transaction. Accordingly, we determined that such potential saving in development costs by opting out was not considered a discount.

Based on a review of the transaction and the Company’s development plans for each of the two programs, the Company determined that its right to opt out of the future development for one or both of the programs did not constitute a discount to any development activities.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to John J. Kuch at 626-737-8013.

Sincerely,

/s/ John J. Kuch

John J. Kuch
Vice President, Finance
Xencor, Inc.
(Principal Financial and Accounting Officer)

Cc: Dr. Bassil Dahiyat, Xencor, Inc.